United States securities and exchange commission logo





                             July 16, 2020

       Randall Boe
       Chief Executive Officer
       Barrier Homes Inc
       802 22nd Ave S.
       Moorhead, MN 56560

                                                        Re: Barrier Homes Inc
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted July 13,
2020
                                                            CIK 0001811743

       Dear Mr. Boe:

               Our initial review of your draft offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

                                                              Please revise
your financial statements to ensure they comply with the requirements of Part F/S on Form
1-A and that no information has been omitted. In this regard, we note that your
financial statements appear to exclude the detailed line items, and footnote disclosure
consistent with US GAAP.
                                                              Please revise
your filing throughout to provide a clear presentation of the information
                                                            Required by
Regulation A and Form 1-A.
                                                              Please file an
opinion of counsel as to the legality of the securities being offered.
                                                            Refer to Item 17.12
of Part III of Form 1-A

              We will provide more detailed comments relating to your draft offering statement following our review of a substantive amendment that addresses these deficiencies.

                                                        Please contact Jonathan
Burr at 202-551-5833 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction